JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2007 APR -9 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PECD/JAK

04 April 2007

07022483

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

PROCESSED
APR 13 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Trading Update – 17 January 2007**
2. **Total Voting Rights Update – 19 January 2007**
3. **Total Voting Rights and Capital – 31 January 2007**
4. **Total Voting Rights and Capital – 28 February 2007**
5. **SABMiller disposes of Pepsi Franchise and Interest in Hotel and Real Estate Development in Costa Rica – 13 March 2007**
6. **Termination of Amstel Branch Licence – 13 March 2007**
7. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 14 March 2007**
8. **Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – 14 March 2007**
9. **SABMiller plc – EBT – 16 March 2007**
10. **SABMiller plc – Share Award Scheme – 19 March 2007**
11. **Notification of Major Interest in Shares – 20 March 2007**

dw 4/10

12. Notification of Major Interests in Shares – 20 March 2007
13. Change in Director's Particulars – 21 March 2007
14. SABMiller announces new brewery investment in Russia – 29 March 2007
15. Total Voting Rights and Capital – 30 March 2007

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Trading Update
Released: 17/01/2007

RNS Number:6407P
SABMiller PLC
17 January 2007

17 January 2007

SABMiller plc Trading Update

Following the summer peak season in its southern hemisphere operations, SABMiller plc today issues its trading update for the group's third quarter and for the nine months ended 31 December 2006. The calculation of the group's organic growth rates includes volumes for Bavaria SA from 12 October 2006, 12 months after it became part of the group.

The group's organic lager volume growth for the third quarter was some 10%, marginally ahead of growth for the year to date of 9.5%.

South Africa Beverages achieved an increase in lager volumes of almost 1% during the quarter, in line with year to date volume growth. Lager volumes were constrained by stock shortages resulting from temporary disruptions to both raw material and glass supplies, in addition to disruptions in the national rail transport network. Underlying economic performance and consumer confidence in South Africa remain positive, contributing to continuing mix improvements, albeit at a moderating pace. Soft drinks volumes declined by 3% in the quarter reflecting the national shortage of carbon dioxide, and year to date soft drink volumes are now slightly down on the prior year.

On a pro forma basis, South America lager volumes for the three months to 31 December 2006 were some 12% above the prior year and up 11% year to date. This performance reflects continuing growth across the region with robust growth in Peru, where market conditions remain competitive. In Colombia, the launch of Peroni Nastro Azzurro and the relaunch of Club Colombia have been successful and the regional volume performance also reflects a range of initiatives including the packaging changes to Cristal in Peru. In Central America, carbonated soft drink volumes (CSDs) were up 6% for the quarter and year to date, with growth being achieved in both countries, whilst lager volumes were 9% higher in the quarter, with year to date growth of 7%.

In Europe, lager volume grew some 13% during the quarter on an organic basis, with year to date growth of over 9%. This has been driven by continuing good performances from Poland, Russia and Romania, influenced by an exceptionally mild winter. Worthmore volumes grew by 13% in the quarter, consistent with year to date growth.

Miller's third quarter domestic sales to retailers (STRs) were 4.3% above the prior year and 0.9% below prior year on an organic basis excluding Sparks and Steel Reserve. Following management initiatives, STRs of flagship brand Miller Lite have grown by 1.5% in the quarter. STR performance for Miller, and particularly Miller Lite, was stronger in December. Miller's shipments to wholesalers for the quarter grew less than STRs as distributor inventories reduced. For the year to date, Miller's organic domestic STRs declined 2.8% after adjusting for the number of trading days in the period (3.3% unadjusted). Whilst Miller's December STR performance has been encouraging, supported by increased marketing and sales programmes, price recovery and raw material costs were more adverse in the quarter than expected.

Our Africa and Asia business delivered organic growth of 30% in lager volumes in the quarter and 25% year to date, reflecting particularly strong growth in China of over 30% in the quarter. In Africa (excluding Zimbabwe) lager volumes grew by 10% in the quarter and 7% year to date, with volumes in Tanzania advancing 10% in the quarter. Strong gains were also achieved in Mozambique and Uganda, whilst a marginal decline in lager volume was recorded in Botswana in the quarter. CSD growth (excluding Zimbabwe) was 17% in the quarter and 21% year to date, which was led by continuing strong growth in Angola.

The group's financial performance has been in line with our expectations outlined at the time of the interim results announcement, despite the headwinds experienced at Miller and in South Africa, and the comparatively weaker South African rand/US dollar exchange rate prevailing in the quarter.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.vismedia.co.uk

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0174
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

END
TSTDGGMMFVGGNZZ

REG-SABMiller PLC Total Voting Rights Update
Released: 19/01/2007

RNS Number:8109P
SABMiller PLC
19 January 2007

SABMiller plc

TOTAL VOTING RIGHTS UPDATE

19 January 2007

In accordance with the FSA's Disclosure and Transparency Rules sourcebook transitional provision 6, SABMiller plc today advises that since 28 December 2006 its capital has increased by 212,497 ordinary shares with voting rights.

Therefore, the total number of voting rights in SABMiller plc's ordinary shares is 1,501,747,245.

The above number may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson

General Counsel and Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREAEFNFSEXEFE

RECEIVED

2007 APR -9 A 9:-5

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:3819Q
SABMiller PLC
31 January 2007

SABMiller PLC

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 31 January 2007 its capital consists of 1,501,865,395 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

Therefore, the total number of voting rights in SABMiller plc is 1,501,865,395.

The above figure (1,501,865,395) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson
General Counsel and Group Company Secretary

31 January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKKKBQBKDQDN

RNS Number:9566R
SABMiller PLC
28 February 2007

SABMiller PLC

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 28 February 2007 its capital consists of 1,502,094,262 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

Therefore, the total number of voting rights in SABMiller plc is 1,502,094,262.

The above figure (1,502,094,262) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson
General Counsel and Group Company Secretary

28 February 2007

END
TVREALAXAASXEFE

RECEIVED

2007 APR -9 A 9:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:8110S
SABMiller PLC
13 March 2007

13 March 2007

SABMILLER DISPOSES OF PEPSI FRANCHISE AND INTEREST IN HOTEL AND REAL ESTATE DEVELOPMENT IN COSTA RICA

SABMiller plc announces that its subsidiary, Cerveceria Nacional S.A., the leading beer and soft drinks manufacturer and distributor in Panama, has agreed to sell its Pepsi bottling operations in Costa Rica, consisting of Embotelladora Centroamericana S.A. ("ECSA") and Distribuidora Centroamericana de Bebidas DCB S.A. ("DCSA"), to Cerveceria Costa Rica S.A. ("CCR"). SABMiller also announces that it has completed the sale of its 42.5% interest in Reserva Conchal, a hotel and real estate development in the north-west of Costa Rica (the "Real Estate Development"), to Crosslake Commercial Inc. ("Crosslake"). Both CCR and Crosslake are subsidiaries of Florida Ice and Farm Company, S.A. ("FIFCO"). The total consideration for the two transactions, payable in cash, amounts to US$116 million. The disposal of the Pepsi bottling operations, which is not subject to any regulatory approval, is expected to close by the end of March 2007.

ECSA is the exclusive Pepsi Cola bottler in Costa Rica and distributes its products through DCSA. FIFCO, which is listed on the Costa Rican stock exchange, holds investments in beverages, tourism and services in Costa Rica and Central America.

SABMiller acquired the Pepsi bottling operations and its interest in the Real Estate Development as part of its Latin American transaction which completed on 12 October 2005.

Ends

Notes to editors:

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Rachel Kentleton	Senior Manager, Investor Relations	Tel: +44 20 7659 0113
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
DISVLLFFDXBLBBZ

REG-SABMiller PLC Termination of Amstel Licence
Released: 13/03/2007

RNS Number:8211S
SABMiller PLC
13 March 2007

13 March 2007

TERMINATION OF AMSTEL BRAND LICENCE

SABMiller's subsidiary, The South African Breweries Limited, ("SAB" or "the company"), has been given notice by Heineken that it is terminating SAB's licence to manufacture and distribute Amstel Lager with immediate effect.

This move follows a private arbitration held recently to determine whether Heineken was entitled to terminate the Amstel trade mark licence. The arbitration panel found that SABMiller's transaction in South America in 2005 constituted a material change in shareholding of the SABMiller group which could be regarded as inimical to the interests of the Heineken group, thus giving rise to the right to terminate the licence.

SAB will consequently move to bolster its competitive position in the South African premium segment by drawing upon SABMiller's global portfolio of brands and the wealth of experience and expertise it has built up in the market. The company is already pursuing a number of initiatives which will mitigate the impact of the licence termination, including extending SAB's reach into direct distribution and broadening its premium offerings. The bulk of Amstel's sales, like most beer sales in South Africa, are in returnable bottles, requiring a capability which SAB is uniquely positioned to provide.

Sales volumes of Amstel currently represent approximately 2.3mhl or 9% of beer sales volumes in South Africa. The sales of the Amstel brand will constitute approximately US$300m of SA Beverages' revenues for the year ending 31 March 2007 based on an average exchange rate of ZAR7.03 = US$1.00. SABMiller estimates that any impact on the group's earnings in the current financial year will be immaterial.

For the 2008 financial year, and going forward, the company expects to mitigate the financial impact on its earnings of the Amstel licence termination through the actions and initiatives referred to above. Nevertheless there will still be a negative financial impact. In the current financial year, on a pro-forma basis, SABMiller expects that this would have been some US$80m of EBITA, equivalent to pro-forma earnings of approximately 3.0 US cents per SABMiller share. SABMiller would expect the impact in the next financial year to be of the same order.

Commenting on the termination of the licence, Graham Mackay, SABMiller chief executive, said:

"Whilst we are surprised by the outcome of the arbitration, our consumers remain our first priority and we are confident of our continuing ability to provide them with a comprehensive choice of superior and differentiated brands, backed by our strong marketing and distribution capabilities."

Ends

Notes to editors:

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market

leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement can be found on www.sabmiller.com

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior VP, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 20 7659 0105

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
MSCOKNKQABKKDND

REG-SABMiller PLC Director/PDMR Shareholding
Released: 14/03/2007

RNS Number:9723S
SABMiller PLC
14 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

MR M. Q. MORLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR M. Q. MORLAND 14,800

PICTET ASSET MANAGEMENT LIMITED 0

8 State the nature of the transaction

ACQUISITION

9. Number of shares, debentures or financial instruments relating to shares acquired

5,200

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5,200 SHARES ACQUIRED AT £10.50

14. Date and place of transaction

LONDON, 14 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR M. Q. MORLAND	14,800
PICTET ASSET MANAGEMENT LIMITED	5,200
TOTAL	20,000
PERCENTAGE	DE MINIMIS

16. Date issuer informed of transaction

14 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS 01483 26 4038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON

GROUP COMPANY SECRETARY AND GENERAL COUNSEL

Date of notification

14 MARCH 2007

END

END
RDSEASDLFSPXEFE

RECEIVED
2007 APR -9 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:9727S
SABMiller PLC
14 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

MR J. DAVIDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO PERSON NAMED AT 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO PERSON NAMED AT 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$0.10 EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MR J. DAVIDSON	0
JAMES HAY PENSION TRUSTEES LIMITED	5,144

8 State the nature of the transaction

ACQUISITION

9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

5,000 SHARES ACQUIRED AT £10.45

14. Date and place of transaction

LONDON, 14 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR J. DAVIDSON	5,000
JAMES HAY PENSION TRUSTEES LIMITED	5,144
TOTAL	10,144
PERCENTAGE	DE MINIMIS

16. Date issuer informed of transaction

14 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

HOLLY RICHARDS 01483 26 4038

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN DAVIDSON

GROUP COMPANY SECRETARY AND GENERAL COUNSEL

Date of notification

14 MARCH 2007

END

END
RDSEAKDLFEFXEFE

RNS Number:0958T
SABMiller PLC
16 March 2007

SABMiller plc

The Company was advised on 15 March 2007, that the Trustee of the SABMiller Employees' Benefit Trust ("the EBT") had that day completed the purchase in the market of 1,000,000 SABMiller plc ordinary shares at an average price of £10.687366.

This purchase was made to provide the EBT with greater capacity to meet potential future conditional obligations in respect of restricted shares conditionally awarded under SABMiller's Performance Share Award Scheme and its Sub-Schemes and also to satisfy, upon exercise, stock appreciation rights awarded under SABMiller's International Employee Stock Appreciation Rights Scheme. Following this purchase the EBT's shareholding in unvested shares amounts to 4,034,111 ordinary shares, in which certain senior employees, including the following directors and persons discharging managerial responsibilities, have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Dr. A.J. Clark, Ms. S.M. Clark, Mr. J. Davidson, Mr. N.T. Fell, Mr. C.A. van Kralingen, Mr. N.T. Long, Mr. J. Nel, Mr. A.C. Parker and Mr. B.J.K. Smith.

John Davidson

Group Company Secretary and General Counsel

END
RDSUNRRRBNROAAR

RNS Number:1842T
SABMiller PLC
19 March 2007

SABMiller plc

Share Award Scheme

The following Directors and Person Discharging Managerial Responsibilities ("PDMRs") notified the Company on 16 March 2007 that they had been conditionally awarded, on 13 March 2007, by the Trustee of the Company's Employees' Benefit Trust, nil cost conditional awards under the Company's Performance Share Award Schemes in respect of the numbers of US$0.10 ordinary shares in the Company as set out below. The release of shares is subject to satisfaction of the performance condition.

Director/PDMR	Number of ordinary shares conditionally awarded on 13 March 2007	Total number of ordinary shares conditionally allocated under the Company's Performance Share Award Schemes as at 13 March 2007
NICHOLAS T. LONG	32,000	190,800

Name of contact and telephone number for queries
Holly Richards 01483 264000

Name of duly authorised officer of issuer responsible for making notification
John Davidson, Group Company Secretary and General Counsel

Date of Notification
19 March 2007

END
RDSUKSWRBNROARR

REG-SABMiller PLC Holding(s) in Company
Released: 20/03/2007

RNS Number:3445T
SABMiller PLC
20 March 2007

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	SABMILLER PLC	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify): INITIAL DISCLOSURE UNDER DTR 5		x
3. Full name of person(s) subject to the notification obligation:	ALTRIA GROUP, INC.	
4. Full name of shareholder(s) (if different from 3.):	N/A	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1):	N/A - THIS IS AN INITIAL DISCLOSURE, PRIOR TO 20 MARCH 2007	
6. Date on which issuer notified:	20 MARCH 2007	
7. Threshold(s) that is/are crossed or reached:	28%	
8. Notified details:		

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004835483	430,000,000	430,000,000					

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
430,000,000	28.6253%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: MR G. PENN HOLSENBECK

15. Contact telephone number: 001 917 663 2256

END
HOLILFFRVLIIFID

REG-SABMiller PLC Holding(s) in Company
Released: 20/03/2007

RECEIVED
2007 APR -9 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:3457T
SABMiller PLC
20 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	SABMILLER PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): INITIAL DISCLOSURE UNDER DTR 5	x
3. Full name of person(s) subject to the notification obligation:	BEVCO LLC
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A - THIS IS AN INITIAL DISCLOSURE, PRIOR TO 20 MARCH 2007
6. Date on which issuer notified:	20 MARCH 2007
7. Threshold(s)that is/are crossed or reached:	14%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction(1)				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0004835483	225,000,000	225,000,000					

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
225,000,000	14.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: MR J C GARCIA
15. Contact telephone number: 00 571 6389000

END
HOLILFFRVRIIFID

RNS Number:4510T
SABMiller PLC
21 March 2007

21 March 2007

SABMiller plc

Change in Director's Particulars

In accordance with Listing Rule LR9.6.13R(1), SABMiller plc announces that its non-executive director, Mr Miles Morland, has been appointed as a director and chairman of Indochina Capital Vietnam Holdings Limited (a Vietnam-focused closed-ended investment fund listed on the London Stock Exchange).

John Davidson
Group Company Secretary and General Counsel

END
RDNQFLFLDXBFBBQ

RNS Number:9383T
SABMiller PLC
29 March 2007

29 March 2007

SABMiller announces new brewery investment in Russia

SABMiller plc, one of the world's leading brewers, announces that its Russian operations will invest approximately US$170 million in the construction of a new brewery outside the city of Ulyanovsk, which is located approximately 1000 kilometres East of Moscow. The city of Ulyanovsk, which lies on the Volga river, enjoys good road and rail links and is home to a number of raw material suppliers.

The new brewery, which will have an initial capacity of 3 million hectolitres, is expected to be operational in early 2009 and will complement the group's existing brewery in Kaluga, which is located some 180 kilometres south west of Moscow. SABMiller's business in Russia has enjoyed compound annual volume growth of approximately 30% over the last 5 years, and its Kaluga site has now been expanded to a capacity of 6 million hectolitres. Both breweries will produce SABMiller's Russian brands, including Zolotaya Bochka ("Golden Barrel"), Miller Genuine Draft and Velkopopovicky Kozel; which together comprise 3 of Russia's top 10 leading brands in the premium segment.

Alan Clark, managing director of SABMiller Europe, commented:

"Russia remains a strategically important market for SABMiller and this investment will enable us to maintain our strong growth profile in the premium segment, whilst optimising our transport costs and at the same time improving our service levels to distributors and big retailers."

SABMiller's current market share in Russia is 6% on a volume basis, or an estimated 15% of industry profitability. In the year to March 2006, the company generated volume growth of 14% in Russia, twice the rate of the market.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184

Kelly Mulvey Senior Manager, Investor Relations Tel: +44 20 7659 0176

Nigel Fairbrass Head of Media Relations Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
MSCEAXDPADSXEFE

REG-SABMiller PLC Total Voting Rights
Released: 30/03/2007

RECEIVED
2007 APR -9 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(15)

RNS Number:0368U
SABMiller PLC
30 March 2007

SABMiller PLC

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 30 March 2007 its capital consists of 1,502,187,446 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

Therefore, the total number of voting rights in SABMiller plc is 1,502,187,446.

The above figure (1,502,187,446) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson

General Counsel and Group Company Secretary

30 March 2007

END
TVROKCKNOBKDQNB

END